Exhibit 99.7

UNITED UTILITIES PLC

ELECTRICITY DISTRIBUTION PRICE CONTROL REVIEW

SEPTEMBER UPDATE

Ofgem today has published its September Update on its electricity distribution price control proposals for the 2005-10 period.

For United Utilities Electricity PLC, Ofgem is proposing a real price increase of 6 per cent in 2005/06 (P0) followed by constant real prices each year thereafter. This compares with Ofgem's suggested P0 of minus 2 per cent in its Initial Proposals, followed by annual cuts of 1 per cent.

Ofgem's September Update increases United Utilities Electricity's allowed revenues by around £95 million (in 2002/03 prices) compared to its Initial Proposals, which were published in June. This increase is principally due to additional allowances covering areas such as pensions, tax and regulatory asset value (RAV).

United Utilities Electricity's regulatory asset value accounts for around 12 per cent of the group's overall current enterprise value.

Chief Executive of United Utilities, John Roberts, said:

“In June I said that Ofgem's Initial Proposals were a starting point for further debate in the review process. Whilst this September Update represents a welcome step forward, it does not adequately address a number of issues that we set out in our response to the draft proposals.

“Ofgem has not yet decided on an appropriate cost of capital. When considering what is a reasonable return for the sector, Ofgem must be careful to fully price in the risk of the overall regulatory package that they are asking the capital markets to bear. Their current working assumption of 4.6 per cent, on a real post-tax basis, does not adequately compensate investors for the risk contained within their updated proposals.

“We will continue to work with Ofgem and encourage other stakeholders to engage with the regulator so that an acceptable overall package can be achieved.”

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 7810 157649
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

United Utilities Electricity operates an electricity distribution network that serves 4.7 million people or 2.3 million customers in North West England, has 14,000 kilometres of overhead lines and 45,000 kilometres of underground lines.

The company has continued to improve its network performance, reducing the average number of interruptions per 100 connected customers to 51.0 per annum (compared to Ofgem's target of 56.4), and average customer minutes lost to 59.3 minutes per annum (compared to Ofgem's target of 68.2 minutes) in 2003/04.

Around one quarter of the average domestic electricity bill to customers in the north west is attributable to distribution charges. The average annual distribution component of prices for UUE’s domestic customers currently stands at £48 – that is less than a pound a week.